Filed by EMC Corporation.
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934
                                            Subject Company: Documentum, Inc.
                                                Commission File No. 000-27358



This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the "Merger Agreement"), by and among EMC Corporation ("EMC"), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. ("Documentum"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.



The following is a sales overview distributed by EMC to EMC sales teams.

EMC Signs Definitive Agreement to Acquire Documentum
-- An Overview from Frank Hauck, and Rules of Engagement for Sales and Service
------------------------------------------------------------------------------


              WHEN COMPLETED/CLOSED ACQUISITION WILL BROADEN EMC'S
               SOFTWARE OFFERINGS, IMPROVE FUNCTIONALITY FOR EMC
                AND DOCUMENTUM CUSTOMERS, ACCELERATE ABILITY TO
                 MANAGE CUSTOMER INFORMATION ACROSS ITS ENTIRE
                                   LIFECYCLE.


OVERVIEW

EMC and Documentum have signed a definitive agreement for EMC to acquire Documentum in a stock transaction. The definitive agreement is a crucial step in the acquisition process, which is expected to proceed for approximately 90 days. During this period and until any final closing of a deal, EMC and Documentum remain totally separate entities, and each will continue to serve its own customers, and act in the marketplace just as we do today. This means EMC sales must remain 100% focused on selling EMC's complete automated networked storage value proposition, and the new offerings you're learning about in the July training sessions.

EMC is pursuing this acquisition for several key reasons:

o IT SIGNIFICANTLY ENHANCES EMC'S ILM SOLUTIONS BY EXPANDING CAPABILITIES INTO ENTERPRISE CONTENT MANAGEMENT FOR UNSTRUCTURED DATA

o It will give EMC a stronger software distribution capability through Documentum's direct and channel sales arms

o It will accelerate EMC's continued evolution from a platform provider to a provider of complete solutions comprising hardware, software and services

EMC is committed to supporting all customers and products, and providing, as necessary, smooth upgrade paths to customers for new functionality across EMC and Documentum products. When completed/closed Documentum will be a division of EMC, with sales, marketing and development functions. Certain EMC and Documentum products will be brought together to share development resources and to create integrated roadmaps for customers.


SALES ENGAGEMENT REQUIREMENTS

It is important to remember that the acquisition itself has not yet occurred. It is expected to take some time to complete, and involves many steps including approval by Documentum shareholders. As such, SALES BEHAVIOR MUST BE `BUSINESS AS USUAL'. This means:

o STAY 100% FOCUSED ON SELLING THE EMC VALUE PROPOSITION AND OUR AUTOMATED NETWORKED STORAGE OFFERINGS.

o DO NOT POSITION DOCUMENTUM WITH CUSTOMERS, DOCUMENTUM SALES FORCE OR DOCUMENTUM'S CHANNEL PARTNERS AS ALREADY ACQUIRED BY EMC. Do not engage the Documentum sales team or Channel partners, or position Documentum products directly or indirectly, in any way differently than you have in the past.

o CONTINUE TO SUPPORT OUR EXISTING PARTNERSHIP WITH DOCUMENTUM TO SERVE CUSTOMERS AND WIN DEALS. Documentum is part of the EMC Developer's program, and is also a Centera partner. Leverage these relationships and the integration work that's been done between our offerings to create strong value propositions for customers.

o DO NOT MAKE COMMITMENTS ABOUT FUTURE DEVELOPMENT EFFORTS WITH DOCUMENTUM, or make claims about EMC plans to eliminate, strengthen or merge any product sets or organizations between the companies, in efforts to win business.

o CONTINUE TO ENGAGE AND WORK WITH ALL EMC PARTNERS including those who may have offerings similar to Documentum's. We completely support customers need for choices and flexibility in their solutions.

o DO NOT DISCUSS FUTURE EMPLOYMENT WITH EMC, REPORTING STRUCTURE, ETC WITH DOCUMENTUM EMPLOYEES, PARTNERS, CUSTOMERS These are confidential, to be determined areas during our integration planning stage

IMPORTANT QUESTIONS

QUESTION:      WHAT SHOULD I TELL MY CUSTOMER?

ANSWER: EMC continues to set the pace in the storage industry, by making the investments that help deliver better value for our customers. Documentum's solutions give us a powerful new solution for enterprise content management. We'll continue to enhance functionality, giving customers more powerful and completely heterogenous capabilities moving forward, and protecting the investments they've already made.

QUESTION:      DOES THIS MEAN EMC WILL PHASE OUT OVERLAPPING PRODUCTS?

ANSWER: No. EMC is committing to support all customers, and provide smooth upgrade paths and improved functionality for all customers. No customer will find themselves with a `dead end' solution.

QUESTION:      CAN EMC SALES START SELLING DOCUMENTUM PRODUCTS?

ANSWER: No. EMC sales needs to stay 100% focused on selling our current products, services and solutions. Upon closing of the deal later in the year, Documentum is expected to be a division of EMC, and to continue to have direct and channel sales arms. Questions of channel conflict and sales compensation will be addressed as discussions continue to move forward.

QUESTION:      SHOULD EMC START COOPERATING MORE FULLY WITH DOCUMENTUM SALES
               TEAMS TODAY?

ANSWER: Sales behavior needs to be `business as usual.' Continue to take advantage of the existing partner relationships with Documentum, but no additional activities should take place.

QUESTION:      DOES THIS ACTION SIGNAL ANY CHANGE IN EMC'S STRATEGY?

ANSWER: EMC remains focused on becoming the ultimate information lifecycle management company. This acquisition accelerates our current directions in software and product mix, and also extends EMC's value proposition into the high-growth enterprise content management space. It broadens our ability to help customers maximize the value of their information, at the lowest possible cost, across its entire lifecycle, from creation to elimination.

QUESTION:      HOW WILL DOCUMENTUM'S SALES FORCE INTERACT WITH EMC'S SALES FORCE
               ESPECIALLY THE OPEN SOFTWARE SALES GROUP ?

ANSWER: We plan to retain Documentum's sales and distribution efforts as an independent sales force to insure continued focus on these products and services. Over time, we will leverage this independent selling capability to additional Open Software products. EMC's sales force will bring in Documentum's sales to support an integrated solution involving EMC and Documentum's products.



ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, EMC and Documentum intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders of EMC and Documentum are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, Documentum and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and Documentum with the SEC at the SEC's website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company's other filings with the SEC also may be obtained from the respective companies. Free copies of EMC' filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Documentum's filings may be obtained by directing a request to Documentum Investor Relations, Documentum, Inc., 6801 Koll Center Parkway, Pleasanton, CA 94566. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by Documentum on Documentum's website at www.documentum.com.

Documentum, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Documentum stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum's proxy statement for its 2003 annual meeting, which was filed with the Securities and Exchange Commission on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the Securities and Exchange Commission when they become available.


                                                                ###

FORWARD LOOKING STATEMENTS

This document contains "forward-looking statements" as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plans to acquire LEGATO Systems, Inc. (Nasdaq: LGTO) and Documentum, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees;
(xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC's and Documentum's filings with the U.S. Securities and Exchange Commission. EMC and Documentum disclaim any obligation to update any such-forward looking statements after the date of this document.